Ziff Davis Media Inc.
 28 East 28th Street
New York, NY 10016
August 19, 2005
VIA EDGAR AND OVERNIGHT DELIVERY
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-3561

Attention:	Michael Fay
Doug Jones
Lyn Shenk

Re:	Ziff Davis Holdings Inc.
Form 10-K for the Year Ended December 31, 2004
Form 10-Q for the Quarter Ended March 31, 2005
Forms 8-K filed January 6, 2005, March 4, 2005, April 11, 2005, April 26, 2005, and May 9, 2005
File Number 333-9939
Ladies and Gentlemen:
     We are writing to respond to the comments raised in your letter to Ziff Davis Holdings Inc. (the “Company”) dated July 20, 2005. The responses correspond to the captions and numbers of those comments, which are reproduced below in italics.
Form 10-K for the Year Ended December 31, 2004
Liquidity and Capital Resources, page 29
1.	Please revise to disclose your plans to meet your liquidity requirements on a long-term basis, including all of your long-term obligations and redeemable preferred stock and options thereon.
     In accordance with Item 303 of Regulation S-K, the Company has included disclosures surrounding its liquidity requirements in its Annual Report on Form 10-K for the year ended December 31, 2004 (the “Form 10-K”). Specific disclosures in the Form 10-K surrounding liquidity include: (i) the first risk factor on page 12 of the Form 10-K entitled “We require a significant amount of cash to service our indebtedness, which could make it difficult for us to

Securities and Exchange Commission
August 19, 2005

satisfy our obligations with respect to our long-term debt and preferred stock and which reduces the cash available to finance our growth”; (ii) the first risk factor on page 13 of the Form 10-K entitled “If Ziff Davis does not receive loans, advances or dividends from it subsidiaries, Ziff Davis Holdings may be unable to redeem or pay accrued dividends on its preferred stock”; (iii) in the Liquidity and Capital Resources section on pages 29-30 of the Form 10-K; and (iv) in the last paragraph on page 57 on Note 12 — Financial Restructuring.
     Notwithstanding the above, in response to the Staff’s comment, the Company has expanded its disclosures surrounding its plans to address its long-term liquidity requirements in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2005 (the “June 10-Q”). As noted on page 26 of the June 10-Q, the Company’s ability to service its indebtedness will depend on future performance, which will be affected by prevailing economic conditions and financial, business and other factors. The Company believes that its diversification into Internet, events and other non-print businesses will continue and that these businesses will grow in profitability and will generate meaningful incremental future free cash flow to assist the Company in servicing its long-term obligations. The Company’s current intention is to repay its long-term obligations when they come due in 2009, 2010 and 2012 in part from cash flow from operations, with the remainder coming from the refinancing of such obligations, including our mandatorily redeemable preferred securities outstanding, or selling assets to obtain funds for such purposes. Lastly, in terms of the redemption of its preferred stock, the Company believes the primary holder of these securities and its equity sponsor, Willis Stein, will continue to support the Company’s future growth plans and will develop a plan to extend the maturities or refinance these securities in the event that should become necessary. There is no assurance, however, that refinancings of indebtedness including preferred securities or asset dispositions could be achieved on a timely basis or on satisfactory terms, if at all, or would be permitted by the terms of the Company’s indebtedness.
Critical Accounting Policies and Estimates, page 31
2.	The disclosure here should supplement, not duplicate, the description of the accounting policy already disclosed in the notes to the financial statements. Your disclosure should provide greater insight into the quality and variability of information regarding financial condition and operating performance. For example, it appears you could expand your disclosure concerning the factors and the basis for such use in determining the allowance for doubtful accounts and how the extended lives associated with the advertiser lists were determined (are they based on contractual terms or factors that you have determined, and if so, your basis for such factors.) Please expand your disclosure to discuss in detail

Securities and Exchange Commission
August 19, 2005

the significant judgments and estimates that you refer to, and the sensitivity of these in determining amounts recorded, as well as how your estimates compare to actual results. Refer to FR-60 and FR-72 for further guidance.
     The Company has made revisions to its disclosure in its June 10-Q in response to the Staff’s comment. Specifically, the Company expanded its disclosure with respect to the following critical accounting policies and estimates: allowances for doubtful accounts, reserves for sales returns and allowances, and estimated useful lives of property, plant and equipment and goodwill and intangible assets. The Company will continue to include updated disclosures surrounding critical accounting policies and estimates in future filings.
Notes to Consolidated Financial Statements, page 40
Note 4 — Accounts Receivable, net, page 47
3.	Please explain to us and disclose the reason for the large increase in the net additions to the allowance for doubtful accounts in 2004. Identify the factors that changed from the prior year and the reason for their change that contributed to such increase.
     The increase in the allowance for doubtful accounts, returns and cancellations principally arises from a provision for estimated returns for sales of magazines to newsstands. As further described in response to comment 4 below, newsstand sales less estimated returns are recognized in the month that the related publications are sold at newsstands. For the year ended December 31, 2004 and 2003, net revenues generated from newsstand sales were approximately $17.5 million and $18.5 million, respectively. All of the Company’s magazines sold at newsstands have return rates in excess of 50%, thus requiring the Company to provide a significant provision for estimated returns in comparison to the net revenues the Company generates from newsstand sales.
     For the years ended December 31, 2004 and 2003, the net addition to the allowance for doubtful accounts, returns and cancellations is principally comprised of the provision for estimated returns partially offset by actual returns processed through the end of the reporting period. The increase in the additions for the year ended December 31, 2004 versus 2003 is principally due to a lag at December 31, 2004 in processing actual magazine returns data against the provision for returns established at the time the newsstand sales were recognized. Accordingly, the gross circulation receivable and allowance account are larger than the comparable amounts at December 31, 2003 despite a similar level of net circulation revenue and

Securities and Exchange Commission
August 19, 2005

similar rates of return experienced in both years. As such, the net receivables at December 31, 2004, are substantially comparable to that of the previous year.
4.	We note the allowance for doubtful accounts receivable is 49 percent of gross accounts receivable at December 31, 2004. We also note gross circulation receivables exceed 2004 circulation revenues. Please tell us the allowance for each component of your receivables (trade, circulation, and other) at December 31, 2004. In addition, explain to us why the allowance is a large percentage of the gross amount of accounts receivable and why gross circulation receivables exceed 2004 circulation revenue. In light of the significance of your allowance, also tell us how you concluded that your revenues met the recognition criteria of SAB Topic 13, specifically with respect to reasonable assurance of collectibility.
     As noted in the Company’s response to comment 3 above, the increase in the allowance for doubtful accounts, returns and cancellations principally arises from a provision for estimated returns for sales of magazines to newsstands. At December 31, 2004, the allowance for doubtful accounts, returns and cancellations was comprised of amounts established for doubtful accounts for trade and other receivables and a reserve for returns and cancellations principally relating to circulation receivables. Of the total allowance of $33.8 million at December 31, 2004, $2.8 million related to advertising and other receivables and $31.0 million related to circulation receivables.
     Trade and other receivables arise principally from the sale of advertising, list rentals, royalty agreements, custom conferences and other sources. Advertising revenue is recognized as income in the month that the related publications are sent to subscribers or become available for sale at newsstands. Other revenues such as list rentals, royalty agreements, custom conferences and other revenue are recognized over the terms of related agreements of when services are provided. Historically, the Company has not experienced any significant issues associated with realizing trade and other receivables. For the year ended December 31, 2004 and 2003, bad debt expense represented less than 1% of advertising and other revenue in each year.
     Circulation receivables arise from the sale of magazines via subscriptions and the sale of magazines to newsstands. Circulation revenues were $37.9 million and $40.0 million for the years ended December 31, 2004 and 2003, respectively. Of such amounts, approximately $17.5 million and $18.5 million related to newsstand sales for the years ended December 31, 2004 and 2003, respectively. The vast majority of outstanding receivables represent receivables due from newsstands as subscribers typically pay for their subscriptions in advance. Subscription revenue less estimated cancellations is deferred when paid and then recognized as revenue in the month

Securities and Exchange Commission
August 19, 2005

that the related publications are sent to subscribers. Newsstand sales less estimated returns are recognized in the month that the related publications are sold at newsstands. Accordingly, at December 31, 2004, the vast majority of the $31.0 million allowance for circulation receivables relates to estimated returns associated with the sale of magazines to newsstands.
     In consultation with our third party distributors, we determine the number of magazines to deliver to newsstand locations. Our distributors are contractually obligated to remit payment for magazines that are sold at newsstands and the Company has not experienced any significant realizability issues surrounding collection of receivables arising from newsstand sales. Retailers return unsold copies to the distributors, who count and then shred the returned copies and report the returns by affidavit. All of our magazines sold at newsstands have return rates in excess of 50%. This gives rise to gross circulation newsstand receivables exceeding net circulation revenues. We continuously adjust our provision for returns based on actual returns of the magazine. We have a long history of tracking actual return percentages for each of our magazines on an issue by issue basis and substantially all of the magazines to be returned are returned within 90 days of the date that the subsequent issue goes on sale. Historically, our adjustments to estimated returns have not been significant and are driven by differences in consumer demand as compared to expected sales.
     Based upon the aforementioned factors, the Company believes its accounting policies surrounding the recognition of advertising, circulation and other revenues are in accordance with the criteria prescribed by Staff Accounting Bulletin Topic 13 and Financial Accounting Standards Board Opinion No. 48 “Revenue Recognition When Right of Return Exists.”.
Note 13 — Capital Structure, page 58
5.	We note the risk factor on page 13 in regard to the restrictions on your subsidiary Ziff Davis Media with respect to Ziff Davis Holdings’ ability to meet its obligations to preferred stockholders. Please disclose in detail these restrictions in your notes to the financial statements, in accordance with Rule 4-08(e)(1) and (3) of Regulations S-X. Also, include within the liquidity section of your MD&A a discussion of the nature and extent of such restrictions and the impact such restrictions have had and are expected to have on the ability of Holdings to meet its preferred stock obligations.
     As noted by the Staff, the Company previously described Ziff Davis Media’s restrictions with respect to Ziff Davis Holdings’ ability to meet its obligations to preferred stockholders in

Securities and Exchange Commission
August 19, 2005

the Risk Factor entitled “If Ziff Davis does not receive loans, advances or dividends from its subsidiaries, Ziff Davis Holdings may be unable to redeem or pay accrued dividends on its preferred stock” on page 13 of the Form 10-K. In response to the Staff’s comment, the Company has expanded its disclosure regarding the nature and extent of any such restrictions and the impact such restrictions may have on the ability of the Company to meet its preferred stock obligations in Note 7 of the June 10-Q. The Company will continue to include such disclosures in the Notes to the Financial Statements of future filings.
Note 16 -Employee Benefit Plans, page 61
2002 Stock Option Plan, page 63
6.	We note you issued options on your Series A, B, and D mandatorily redeemable preferred stock during 2004 and you recognized approximately $1.1 million of compensation expense in 2004 related to various options issued under the 2002 stock option plan. Your March 31, 2005 Form 10-Q states there was no change in the fair value of options granted and you recognized no compensation cost during the quarter. We note you use the Black-Scholes option pricing model to calculate the fair value of the options when granted and at each reporting period. Please clarify for us whether or not the cumulative fair value of the preferred stock options is recognized as a liability on the balance sheet. Tell us how much of the $1.1 million in compensation expense for 2004 relates to each preferred stock option. Tell us the specific accounting guidance you follow in accounting for the preferred stock options and significant assumptions you used in determining their fair value. If you believe it will be helpful to our understanding of your calculation of compensation expense, please consider supplementally providing a copy of such calculation.
     As disclosed in Note 16 to the financial statements included in the Company’s Form 10-K, under certain circumstances the preferred stock options issued under the 2002 Stock Option Plan (“the Plan”) are subject to repurchase by the Company. Accordingly, in such instances, the terms of the preferred stock option grants require no initial net investment and permit net settlement. Based upon these provisions of the preferred stock option grants, among other factors, the Company has concluded such preferred stock options meet the definition of a derivative financial instrument which are required to be accounted for under the provisions of Statement of Financial Accounting Standard No. 133 “Accounting for Derivative Instruments and Hedging Activity” (“SFAS 133”). Accordingly, the Company determines the fair value of the preferred stock options as of the end of each reporting period and reflects such amount as a liability on the Company’s balance sheet to the extent vesting has occurred. A corresponding

Securities and Exchange Commission
August 19, 2005

amount is reflected as a component of selling, general and administrative expenses in the Company’s Statement of Operations for changes in the fair value of the preferred stock options which have occurred during the reporting period. For purposes of determining the extent of vesting of the preferred stock options, the Company utilizes the methodology prescribed in Financial Accounting Standards Board Interpretation No. 28 “Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans”.
     Given the complexities of the provisions of the preferred stock option grants issued under the Plan, the Company utilizes the valuation expertise of a third party to determine the fair value of the preferred stock options for financial reporting purposes. The initial step in the valuation is the determination of the fair value of a share of Series A, B and D preferred stock. In order to determine the fair value of each series of preferred stock referenced above, the enterprise value of the Company is determined utilizing an income approach which incorporates the use of the discounted cash flows methodology. Cash flows are estimated for a forecast period of five years from the valuation date with growth in cash flows of 3% assumed in perpetuity subsequent to the forecast period. Utilizing the preferences of outstanding debt and preferred and common equity securities in liquidation, the enterprise value is allocated to each class of debt and equity securities to determine the fair value of a share of each series of preferred stock. It should be noted that under the Plan, the liquidation value of the Series D preferred stock differs in the event of an initial public offering versus a sale of the Company. Accordingly, a fair value per share of the Series D preferred stock was determined for each scenario and factored into the fair value of the preferred stock options on the Series D preferred stock as further described below.
     Determining the fair value of each series of preferred stock was a required input to value the preferred stock options utilizing the Black-Scholes option pricing model. Key assumptions utilized in the Black-Scholes model included: a) an expected term equivalent to the average remaining vesting period of the preferred stock options granted; b) the risk free interest rate of U.S. Treasury securities matching the duration of the expected terms of the preferred stock options; and c) volatility of 20% based on a peer group analysis of closed-end funds invested in preferred stock. Such assumptions were consistently applied in valuing the preferred stock options utilizing the Black-Scholes option pricing methodology under both the initial public offering and sale of the Company scenarios, as defined in the Plan, with an equal probability assigned to the likelihood of either event occurring.
     Through December 31, 2004, the Company has recognized compensation expense of approximately $1.1 million relating solely to the grant of Series D preferred stock options. Compensation expense has not been recognized relating to the grant of Series A and B preferred stock options as the fair value of those option issuances from the grant date through March 31, 2005 have no value as the exercise price of such option grants are significantly in excess of the

Securities and Exchange Commission
August 19, 2005

fair value of the Series A and B preferred stock. This result is due to the leverage of the Company in the form of outstanding indebtedness and the carrying value of the Series D preferred stock which rank senior to the Series A and B preferred stock outstanding.
     For purposes of determining the fair value of preferred stock options and changes therein for quarterly reporting on Form 10-Q as of and for the three months ended March 31, 2005, the Company reviewed key assumptions underlying the December 31, 2004 valuation of the preferred stock options. Based upon the actual performance of the Company’s operations and cash flows generated for the three months ended March 31, 2005 as well as the Company’s expectations surrounding its future operating performance versus the forecasted amounts underlying the December 31, 2004 valuation of the preferred stock options, the Company determined that it was unlikely that any significant change in fair value in the preferred stock options occurred during the interim period. Accordingly, no change to the December 31, 2004 valuation result was reflected for quarterly reporting on Form 10-Q for the three months ended March 31, 2005.
Note 21 — Segment Information, page 74
7.	Please disclose total assets for each reportable segment and related reconciliations in accordance with paragraphs 25 and 27 of FAS 131. Also, disclose total expenditures for additions to long lived assets in accordance with paragraph 28(b). Additionally, disclose geographic information about revenues in accordance with paragraph 38(a), and if not material, so disclose.

As noted in Note 8 of the June 10-Q, the Company’s chief operating decision maker does not use segment asset information for capital allocation decisions, and therefore such disclosure is not provided therein. In addition, as the Company has no foreign operations, geographical segment data is not applicable.
Item 9A Controls and Procedures, page 78
8.	Please revise paragraph a) to disclose whether or not your disclosure controls and procedures were “effective” in accordance with Item 307 of Regulation S-K. Also, the disclosure in paragraph b) should be in regard to the most recent quarterly period completed, in accordance with Item 308(c) of Regulation S-K. Revise accordingly. Conform the like disclosures in your Form 10-Q’s as well.

Securities and Exchange Commission
August 19, 2005

     The Company has made revisions to its disclosure in the June 10-Q in response to the Staff’s comment. The Company will continue to include this disclosure, as applicable, in future filings.
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Securities and Exchange Commission
August 19, 2005

     We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact me at (212) 503-3500.
Sincerely,
/s/Robert F. Callahan
Robert F. Callahan
Chief Executive Officer
cc:     Gerald Nowak, Kirkland & Ellis LLP